EXHIBIT 99.1

Golar GenPower Brasil Participacoes S.A and ExxonMobil Titan LNG Ltd sign Framework Agreement for LNG Supply

HAMILTON, Bermuda, March 4, 2016 (GLOBE NEWSWIRE) -- Golar GenPower Brasil Participações S.A. ("Golar GenPower"), a joint venture between LNG Power Limited (UK), a standalone non-recourse subsidiary of Golar LNG Limited and GenPower Participações S.A., today announced that it has signed a framework agreement for the supply of LNG to the natural gas fired power generation project it is developing in the Brazilian state of Sergipe.

Golar GenPower and ExxonMobil Titan LNG Limited ("ExxonMobil") have agreed heads of terms covering the supply of LNG to the approximately 1,500MW Porto de Sergipe project. The agreement also establishes a framework for LNG to be supplied exclusively from ExxonMobil for expansion phases and other projects that Golar GenPower is pursuing in Brazil. The LNG supply is conditional on execution of a fully termed LNG Sale and Purchase Agreement ("SPA"). Golar GenPower intends to bid at the upcoming 2016 Leilao A-5 Power Auction.

This framework agreement is a significant step towards a positive final investment decision on the Porto de Sergipe project which Golar GenPower hope will be the first of several Brazilian opportunities jointly delivered over the coming years.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda

March 4th, 2016

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan